COHEN & CZARNIK LLP
                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial: (212) 232-8323
Fax:         (212) 937-3870

                                             March 24, 2005


VIA FEDERAL EXPRESS AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        John Reynolds, Assistant Director
                  Office of Emerging Growth Companies

             Re:   Sonoma College, Inc.
                   Registration Statement on Form SB-2 (Reg. No. 33-120671)
                   -------------------------------------------------------------


Ladies and Gentlemen:

         On behalf of Sonoma College, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "COMMISSION"), dated February 1, 2005, regarding Sonoma College's registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 1, dated December 27, 2004. Amendment No. 2 to the registration statement was transmitted via EDGAR yesterday, March 22, 2005, which includes changes made to the registration statement in response to the staff's comments. I also enclose five (5) copies of Amendment No. 2 to the registration statement.

         This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

GENERAL:

1. WE NOTE THAT THERE IS CURRENTLY NO MARKET FOR YOUR COMMON SHARES. GIVEN THIS, PLEASE REVISE YOUR COVER PAGE TO PROVIDE THAT SELLING SECURITY HOLDERS WILL SELL THE COMMON STOCK AT A FIXED PRICE, WHICH IS QUANTIFIED IN YOUR PROSPECTUS, UNTIL YOU'RE THE SHARES ARE QUOTED ON THE OTC BULLETIN BOARD (OR OTHER SPECIFIED MARKET) AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES. SEE ITEM 16 OF SCHEDULE A TO THE SECURITIES ACT OF 1933.

We have revised the cover page of the prospectus to provide that the selling security holders will sell the common stock at a fixed price, $1.00 per share, until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 2 of 21


2. WE NOTE THAT THE COMPANY COMMENCED A PRIVATE PLACEMENT OF ITS SECURITIES IN RELIANCE ON REGULATION D COMMENCING IN APRIL 2004. IT DOES NOT APPEAR THAT THE COMPANY FILED A FORM D IN CONNECTION WITH THIS OFFERING. PLEASE FILE THE REQUIRED FORM D FOR THE OFFERING. ADDITIONALLY, PROVIDE US WITH A COPY OF THE FORM D THAT WAS FILED. WE MAY HAVE FURTHER COMMENT.

The Company filed a Form D on February 22, 2005 with respect to its private placement commencing in April 2004, a copy is attached hereto as Exhibit A.

3. YOU REFER TO SONOMA COLLEGE, INC. AS THE "COMPANY" IN YOUR PROSPECTUS. THE TERMS "COMPANY" IS A VAGUE AND ABSTRACT TERM. USE YOUR ACTUAL COMPANY NAME, A SHORTENED VERSION OF IT, OR THE PRONOUN "WE" OR "US" THROUGHOUT YOUR DOCUMENT YOU REFER TO YOUR COMPANY.

We have revised the prospectus to use the actual company name, a shortened version of it, or the pronoun "we" or "us" throughout our document when we refer to Sonoma College, Inc.

COVER PAGE:

4. WE NOTE THAT THE CROSS REFERENCE TO THE RISK FACTORS AND THE LEGEND REQUIRED BY ITEM 501(a)(7) FOLLOWING THE CROSS-REFERENCE TO THE RISK FACTORS SECTION ON THE COVER PAGE ARE IN ALL CAPITAL LETTERS. ALL CAPITAL LETTERS IMPEDE THE READABILITY OF THE DISCLOSURE. INSTEAD ALL OF THE CAPITAL LETTERS, USE BOLD FACT TYPE OR ITALICS TO HIGHLIGHT THE INFORMATION.

We have revised the prospectus accordingly; although the italics do not show up in the EDGAR version.

5. PLEASE REVISE TO DELETE YOUR STATEMENT THAT YOU ANTICIPATE YOUR COMMON STOCK WILL TRADE ON THE OTC BULLETIN BOARD. YOU MAY ADDRESS THIS INFORMATION IN A LATER PART OF YOUR PROSPECTUS.

We have deleted the statement in the prospectus that we anticipate that our common stock will trade on the OTC Bulletin Board.

6. WE NOTE YOUR CROSS REFERENCE TO THE "PLAN OF DISTRIBUTION" SECTION. REVISE THE REGISTRATION STATEMENT TO DELETE THE USE OF CROSS-REFERENCES FROM THE FOREPART OF THE PROSPECTUS EXCEPT FOR THE CROSS-REFERENCE TO THE RISK FACTORS ON THE COVER PAGE.

We have removed the cross references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

OUTSIDE BACK COVER PAGE OF PROSPECTUS:

7. PLEASE REMOVE THE STATEMENT "[T]HE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS".

We have removed the statement from the prospectus.

8. PLEASE INCLUDE THE DATE OF THE DEALER PROSPECTUS DELIVERY OBLIGATION. SEE ITEM 502(b) OF REGULATION S-B.

We included the date of the dealer prospectus delivery obligation, June 11, 2005.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 3 of 21


SUMMARY:

9. WE NOTE THAT YOUR INTRODUCTION PARAGRAPH IN THIS SECTION IS IN ALL CAPITAL LETTERS. ALL CAPITAL LETTERS IMPEDES THE READABILITY OF THE DISCLOSURE. INSTEAD OF ALL CAPITAL LETTERS, USE BOLD FACE TYPE OR ITALICS TO HIGHLIGHT THE INFORMATION. REVISE THROUGHOUT THE PROSPECTUS AS NECESSARY. SPECIFICALLY REVISE THE RISK FACTOR SUBHEADINGS.

We have revised the prospectus throughout to substitute italics for all capital letters; although the italics do not show up in the EDGAR version.

10. WE NOTE THAT THE COMPANY RECENTLY HAD A NET LOSS FOR ITS FISCAL YEAR END OF 2004. PLEASE PROVIDE A BALANCED PRESENTATION AT THE BEGINNING OF THE SUMMARY THAT INCLUDES THIS INFORMATION.

We have revised the prospectus to include the following:

"While we experienced increased revenues in each current period as compared to the comparable period of the preceding year, we incurred net losses in the six months ended December 31, 2004 and the year ended June 30, 2004 of $809,314 (unaudited) and $235,832, respectively as we continued to implement our growth plans. The following table summarizes these results. . ."

11.      PLEASE INCLUDE A SUMMARY FINANCIAL TABLE.

We have revised the prospectus to include the following:

------------------------------------------------------------------------------------------------------------------
                                                      YEAR ENDED JUNE 30,           SIX MONTHS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                                                     2004            2003               2004             2003
                                                     ----            ----               ----             ----
------------------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)      (Unaudited)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Revenues                                          $ 1,618,731     $ 1,588,102         $   842,843       $ 778,830
------------------------------------------------------------------------------------------------------------------
Net (Loss) Income                                 $ (235,832)     $    39,035         $ (809, 314)      $  34,590
                                                                                                        =========
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Net (Loss) Income Per Common Share, Basic             $ (0.0)             $ 0.0            $(.01)            $0.0
and Diluted                                           =======             =====            ======            ====
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------

RISK FACTORS:

12. PLEASE AVOID THE GENERIC CONCLUSION YOU REACH IN MOST OF YOUR RISK FACTOR SUBHEADINGS AND NARRATIVES THAT THE RISK WILL ADVERSELY AFFECT YOUR BUSINESS OR MAY HARM OR HURT YOUR BUSINESS. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS AND OPERATIONS WOULD BE AFFECTED.

We have revised the risk factor subheadings and narratives of the prospectus to include specific disclosures of how our business and operations would be affected.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 4 of 21


13. WE NOTE THAT THE NARRATIVE IN RISK FACTOR ONE AND OTHER RISK FACTORS IS LONG AND TECHNICAL. SOME OF THE INFORMATION COULD BE DISCUSSED IN OTHER PARTS OF THE PROSPECTUS, SUCH AS THE BUSINESS SECTION. PLEASE REVISE RISK FACTOR ONE AND OTHER SIMILAR RISK FACTORS ACCORDINGLY.

We have revised the risk factors to delete long and technical discussions which are included within the business section of the prospectus.

14. YOU SHOULD PRESENT AS RISK FACTORS ONLY THOSE FACTORS THAT REPRESENT A MATERIAL RISK TO INVESTORS IN THIS OFFERING. DO NOT INCLUDE RISK FACTORS THAT COULD APPLY TO ANY ISSUER OR TO ANY OTHER OFFERING. SOME OF YOUR RISK FACTORS SEEM TO FIT INTO THIS CATEGORY AND YOU SHOULD REVISE TO CITE A PARTICULAR RISK, OR REMOVE THEM. EACH FACTOR MUST ALSO EXPLAIN HOW IT APPLIES TO YOUR COMPANY OR YOUR OFFERING. FOR EXAMPLE, PLEASE SEE RISK FACTORS 11, 16, 17, 19, 21, 22, 23, 24, 25 AND 26.

We have revised the risk factors of the prospectus to only include those factors that represent a material risk to investors in this offering. We have removed risk factors 11, 16, 17, 19, 21, 23, 25, and 26 from the prospectus.

15. PLEASE REVISE THE LAST RISK FACTOR SO THAT THE RISK FACTOR SUBHEADING IS THE SAME RISK DISCUSSED IN THE NARRATIVE. IT IS UNCLEAR FROM YOUR RISK FACTOR NARRATIVE HOW BEING QUOTED ON THE OVER-THE-COUNTER ELECTRONIC BUTTON BOARD MAY CAUSE DIFFICULTY IN TRADING OF THE COMMON STOCK.

We have revised the last risk factor subheading to "You may experience difficulty in trading our common stock because of penny stock regulations which may limit a shareholder's ability to buy and sell our common stock."

16. PLEASE INCLUDE A RISK FACTOR REGARDING THE COMPANY'S NET LOSSES FROM OPERATIONS. SEE ITEM 503(c)(1) OF REGULATION S-B.

We have added the following risk factor in the prospectus:

"WE HAVE NOT RECORDED AN ANNUAL OPERATING PROFIT SINCE OUR FISCAL YEAR ENDED JUNE 30, 2003. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO DISCONTINUE OPERATIONS.

Our last recorded annual operating profit was for the 2003 fiscal year. From June 30, 2004 through December 31, 2004, we incurred losses of $809,314. We cannot be sure that we will achieve profitability in 2005 or thereafter."

17. PLEASE INCLUDE A RISK FACTOR REGARDING THE LACK OF A MARKET FOR YOUR COMMON STOCK. SEE ITEM 503(c)(1) OF REGULATION S-B.

We have added the following risk factor:

BECAUSE THERE IS NOT NOW AND MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK, INVESTORS MAY HAVE DIFFICULTY IN SELLING THEIR SHARES.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 5 of 21


Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors' ability to sell their shares.

18. THE RISK FACTOR SUBHEADINGS SHOULD STATE THE MATERIAL RISK IN A CLEAR AND CONCISE MANNER. IN THIS REGARD, THE SUBHEADING SHOULD DISCLOSE THE CONSEQUENCES TO THE INVESTOR OR TO SONOMA COLLEGE, SHOULD THE RISK MATERIALIZE. PLEASE REVISE YOUR RISK FACTOR SUBHEADINGS ACCORDINGLY, AS APPLICABLE.

Please see the response to comment number 17.

19. PLEASE REVISE TO ELIMINATE PARENTHETICAL PHRASES THROUGHOUT YOUR DOCUMENT. IF THE INFORMATION IN THE PARENTHETICAL PHRASE IS IMPORTANT ENOUGH TO BE INCLUDED IN THE DISCLOSURE, REVISE THE SENTENCE OR INCLUDE THE INFORMATION IN ITS OWN SENTENCE.

We have revised the prospectus to eliminate any unnecessary parentheticals.

20. WE NOTE YOUR USE OF AN IMBEDDED LIST IN THE RISK FACTORS SECTION. REVISE THE PROSPECTUS TO DELETE THE USE OF ALL IMBEDDED LISTS. RATHER THAN INCLUDE THESE LISTS IN PARAGRAPH FORM, BREAK THEM OUT INTO BULLET POINTS, WITH ONE BULLET POINT FOR EACH ITEM LISTED.

We have revised the prospectus to include imbedded lists as bullet points.

FORWARD-LOOKING STATEMENTS:

21.      PLEASE   REMOVE  THE  WORD  "WILL"  FROM  THE   PARAGRAPH   IDENTIFYING
         FORWARD-LOOKING STATEMENTS.

We have removed the word "will" from the paragraph identifying forward-looking statements.

SELLING SECURITY HOLDERS:

22. WE NOTE THE STATEMENT IN THE FIRST PARAGRAPH THAT "[T]HEREFORE, NO ESTIMATE CAN BE GIVEN AS TO THE NUMBER OF SHARES OF COMMON STOCK THAT WILL BE SOLD PURSUANT TO THIS PROSPECTUS OR THE NUMBER OF SHARES THAT WILL BE OWNED BY THE SELLING SHAREHOLDERS UPON TERMINATION OF THE OFFERING MADE HEREBY". THIS STATEMENT APPEARS TO CONFLICT WITH THE REQUIRED INFORMATION PURSUANT TO ITEM 507 OF REGULATION S-B. PLEASE ADVISE OR REVISE.

We have revised the table of selling shareholders to designate that portions of the table assume that all of the shares of common stock being registered pursuant to the prospectus will be sold.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 6 of 21


23. FOR EACH SELLING STOCKHOLDER THAT IS LISTED AS A COMPANY OR ENTITY, PLEASE PROVIDE THE NAME(S) OF THE NATURAL PERSONS WITH VOTING OR DISPOSITIVE CONTROL OVER SUCH COMPANY OR ENTITY.

For each selling stockholder that is listed as a company or entity, we have revised the prospectus to include footnotes to the selling shareholder list which provides the name(s) of the natural persons with voting or dispositive control over such company or entity.

24. PLEASE REVISE THE SELLING SHAREHOLDERS TABLE TO LIST THE SELLING SHAREHOLDERS IN ALPHABETICAL ORDER.

We have revised the selling shareholders table in the prospectus to list the selling shareholders in alphabetical order.

LEGAL PROCEEDINGS:

25. WE NOTE THE STATEMENT THAT "[W]E ARE NOT CURRENTLY A PARTY TO ANY MATERIAL LEGAL ACTION EXCEPT THOSE DESCRIBED BELOW". NO LEGAL ACTIONS ARE DESCRIBED BELOW. PLEASE REVISE.

We have revised the prospectus to delete the reference to "except those described below."

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS:

26. FOR EACH OFFICER AND DIRECTOR, PLEASE DESCRIBE ALL EMPLOYMENT DURING THE PAST FIVE YEARS. SEE ITEM 401(A)(4) OF REGULATION S-B. IN THE DESCRIPTION, PLEASE INCLUDE THE NAME AND BUSINESS OF THE PERSON'S EMPLOYER, BEGINNING AND ENDING DATES OF EMPLOYMENT, AND THE POSITIONS HELD.

We have revised the prospectus to include all employment during the past five years for each officer and director.

27. PLEASE STATE WHETHER EACH OFFICER IS WORKING FULL-TIME OR PART-TIME FOR THE COMPANY. IF AN OFFICER IS NOT WORKING FULL-TIME FOR SONOMA COLLEGE, PLEASE PROVIDE THE NUMBER OF HOURS SUCH OFFICER WILL SPEND PER WEEK WORKING FOR THE COMPANY. IF THE OFFICER IS CURRENTLY EMPLOYED WITH OTHER COMPANIES, PLEASE STATE WHETHER THE PERSON IS FULL-TIME OR PART-TIME WITH OTHER SUCH COMPANIES.

We have revised the prospectus to include whether each officer is employed on a full time or part time basis, and if part time, the number of hours spent per week working for the Company. Thus, we have revised the prospectus to include that Charles Newman is a part time employee of the Company who spends approximately 20 hours per week on business of the Company. Mr. Newman is also currently employed by Port Parties Limited on a part time basis. All other officers are full time employees of the Company.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 7 of 21


28. GIVE THE PERSON'S TERM OF OFFICE AS A DIRECTOR. SEE ITEM 401(a)(3) OF REGULATION S-B.

We have revised the prospectus to include the following prior to the table of directors and officers:

"The following persons are our executive officers and directors. Directors are elected to hold offices until the next annual meeting of shareholders and until their successors are elected or appointed and qualified. Officers are appointed by the board of directors until a successor is elected and qualified or until resignation, removal or death."

29. INDICATE THE PRINCIPAL BUSINESS CONDUCTED BY INTELLESALE, VICTORY TECHNOLOGY AND LONGACRES MANAGEMENT, LLC.

We have revised the prospectus to set forth the principal businesses of Intellsale (markets new and refurbished computer equipment), Victory Technology (develops education courses for licensing) and Longacres Management, LLC (distressed debt hedge fund).

INTERESTS OF NAMED EXPERTS AND COUNSEL:

30. PLEASE ADVISE SUPPLEMENTALLY WHETHER MYRON W. LANDON IS AFFILIATED WITH THE PUBLIC ACCOUNTING FIRM THAT AUDITED THE COMPANY'S FINANCIAL STATEMENTS. IF YES, PLEASE INCLUDE THE DISCLOSURE REQUIRED UNDER THIS SECTION.

Myron W. Landon is not affiliated with the public accounting firm that audited the company's financial statements.

INTERESTS OF NAMED EXPERTS AND COUNSEL

31. WE NOTE YOUR STATEMENT THAT "NO ... COUNSEL ... WHOSE SERVICES WERE USED IN THE PREPARATION OF THIS FORM SB-2 WAS HIRED ON A CONTINGENT BASIS OR WILL RECEIVE A DIRECT OR INDIRECT INTEREST IN THE COMPANY." WE NOTE THAT COHEN & CZARNIK LLP HOLDS 104,167 SHARES OF THE COMPANY'S COMMON STOCK. PLEASE REVISE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEM 509 OF REGULATION S-B OR ADVISE US WHY THE DISCLOSURE IS NOT REQUIRED. WE MAY HAVE FURTHER COMMENT.

Cohen & Czarnik LLP purchased 104,167 shares of the company's common stock for $10,000 in cash in April 2004.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 8 of 21


DESCRIPTION OF BUSINESS
INDUSTRY BACKGROUND

32. UNDER THE SUBHEADINGS, IMPROVED FINANCIAL PROSPECTS FOR PERSON'S WITH POST-SECONDARY EDUCATION AND BUDGET LIMITATIONS, WE NOTE THAT PARTS OF THESE SUBHEADINGS APPEAR PROMOTIONAL, RATHER THAN FACTUAL, AND SHOULD BE REVISED TO REMOVE ALL PROMOTIONAL STATEMENTS. NO SPECULATIVE INFORMATION SHOULD BE INCLUDED, UNLESS CLEARLY LABELED AS THE OPINION OF MANAGEMENT OF THE COMPANY ALONG WITH DISCLOSURE OF THE REASONABLE BASIS FOR SUCH OPINIONS OR BELIEFS. PLEASE PROVIDE REASONABLE SUPPORT FOR THE PROMOTIONAL STATEMENT IN THE PROSPECTUS. IF A REASONABLE BASIS CANNOT BE PROVIDED, THE STATEMENT SHOULD BE REMOVED.

We have removed all promotional statements from the prospectus.

33. THROUGHOUT THE DOCUMENT YOU MAKE USE OF UNNECESSARY DEFINED TERMS. RULE 421(b) REQUIRES YOU TO AVOID USING DEFINED TERMS AS THE PRIMARY MEANS OF COMMUNICATION. IT IS DISTRACTING TO DEFINE TERMS THAT ARE COMMONLY UNDERSTOOD OR CAN BE SIMPLY EXPLAINED BY USE IN THEIR CONTEXT. PLEASE REVISE TO AVOID FREQUENT RELIANCE ON DEFINED TERMS IN YOUR DOCUMENT.

We have removed all unnecessary defined terms.

34. REVISE YOUR BUSINESS SECTION TO ADDRESS THE COMPANY'S ACQUISITION OF MW ASIA INC. ALSO ADDRESS THE FINANCIAL CONSULTING SERVICES AGREEMENT IN AN APPROPRIATE BUSINESS SECTION.

We have included the following in the prospectus within the business section under the subsection "Consortium Agreements, Branching and Acquisitions":

"On April 22, 2004, Sonoma entered into a Stock Purchase Agreement with the majority stockholder of MW Asia, Inc. and acquired 4,250,000 of the 5,000,000 shares outstanding of MW Asia for $15,000 with the intent of management at that time to consummate a reverse merger. MW Asia, Inc. was formed pursuant to order of the US Bankruptcy Court and had not conducted any business of any nature. Subsequently, management's plans to consummate a reverse merger with MW Asia, Inc. were abandoned. On September 21, 2004, Sonoma College Acquisition, Inc., a newly formed wholly owned subsidiary of Sonoma, and MW Asia, Inc., a Nevada Corporation, entered into an Agreement and Plan of Merger pursuant to which Sonoma issued 750,000 (reduced by 1,726 in fractional shares) shares of its common stock in exchange for the remaining 750,000 shares of MW Asia common shares held by 56 shareholders. Sonoma then merged MW Asia, Inc. into Sonoma College Acquisition, Inc.

In connection with the proposed MW Asia transaction, on February 9, 2004, in contemplation of the MW Asia transaction, Sonoma entered into an 18 month financial consulting services agreement with a group, for which it agreed to issue 2,744,500 of its common shares, valued in the agreement at $60,000. This amount is being amortized as consulting expense ratably over the period of the agreement in the accompanying financial statements for the year ended June 30, 2004. In the year ended June 30, 2004 and for the six months ended December 31, 2004, $15,567 and $20,000 respectively, has been recorded as amortization of deferred consulting fees. The group was responsible for introducing the MW Asia transaction and will consult with management on acquisitions, financing and strategic planning."

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 9 of 21


OUR BUSINESS

35. FOR A BETTER UNDERSTANDING OF THE COLLEGE, IT MAY BE HELPFUL TO BREAKOUT THE STUDENT POPULATION AS TO GENERAL DEGREES OR AREAS OF STUDY AND CAMPUSES.

We have revised the prospectus to breakout the student population as to general degrees or areas of study.

36. UNDER THE SUBHEADING ALLIED HEALTH PROGRAM, WE NOTE THE PROMOTIONAL STATEMENTS SUCH AS "ONE OF THE FASTEST GROWING TECHNICAL MEDICAL FIELDS" AND "ALL OF OUR ALLIED HEALTH PROGRAMS ARE HIGHLY REGARDING IN THE MEDICAL AND BUSINESS COMMUNITIES IN WHICH THEY ARE OFFERED". PLEASE PROVIDE REASONABLE SUPPORT FOR THE PROMOTIONAL STATEMENTS AND CLEARLY LABEL AS THE OPINION OF MANAGEMENT OR REMOVE.

We have revised the prospectus to remove the promotional statements.

37.      PLEASE EXPLAIN THE TERM "LINEAR SEMESTER FORMAT".

We have revised the prospectus to describe the "linear semester format" as rolling admission which permits students to enroll in courses every six weeks rather than semesters.

STRATEGY

38. PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENT "THE EXPECTED INCREASED DEMAND FOR ALLIED HEALTH AND HOMELAND SECURITY CURRICULUM".

We have revised the prospectus to remove the statement "the expected increased demand for allied health and homeland security curriculum".

39. IN REFERRING TO THE STUDENT/FACULTY RATIOS, IT MAY BE HELPFUL TO INCLUDE THE COLLEGE'S STUDENT/FACULTY RATIOS.

We have revised the prospectus to include the student/faculty ratio (ranges from 1 to 1 for clinical programs to 17.3 to 1 for online programs).

CONSORTIUM AGREEMENTS, BRANCHING, AND ACQUISITIONS

40. PLEASE DESCRIBE IN MORE DETAIL THE COLLEGE'S CONSORTIUM AGREEMENT AFFILIATIONS.

We have revised the prospectus to include a more detailed description of the consortium agreement affiliations.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 10 of 21



41. PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENT REFERRING TO "THE FRAGMENTATION OF THE POST-SECONDARY EDUCATION".

We have revised the prospectus to delete the statement referring to "the fragmentation of the post-secondary education".

42. PLEASE EXPLAIN THE STATEMENT "WHEREBY THE RESIDENTIAL CLASSES ARE CONDUCTED IN CONJUNCTION WITH OTHER ACADEMIC AFFILIATES".

We have revised the prospectus to explain that classes, pursuant to consortium agreements, may be conducted at either our campus or campuses of our consortium partners.

MAGNETIC RESONANCE IMAGING (MRI) PROGRAM

43. PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENTS "MRI TECHNOLOGY IS CONSIDERED A 'CUTTING EDGE' MODALITY" AND "MRI TECHNOLOGY IS A RESPECTED TOOL OF THE MEDICAL COMMUNITY AND MRI TECHNOLOGIES WITH A THOROUGH EDUCATION BACKGROUND ARE IN HIGH DEMAND".

We have revised the prospectus to delete the statements.

HOMELAND SECURITY PROGRAMS

44. WE NOTE THAT SOME OF THE INFORMATION IN THIS SUBSECTION REPEATS INFORMATION IN PREVIOUS SUBSECTIONS. PLEASE REVIEW TO MOVE REPETITIVE INFORMATION.

We have revised the prospectus to remove the repetitive information.

MASSAGE THERAPY PROGRAM

45. THE INFORMATION IN THE FIRST PARAGRAPH IS GENERALLY PROMOTIONAL. PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENTS OR REMOVE SUCH STATEMENTS

We have revised the prospectus to remove the promotional statements.

46. WE NOTE THE STATEMENTS THAT "WE USE HIGHLY SKILLED INSTRUCTORS WITH EXTENSIVE INDUSTRY EXPERIENCE WHO ... ENSURE THAT OUR STUDENTS RECEIVE THE SKILLS AND KNOWLEDGE THAT WILL BE REQUIRED BY EMPLOYERS. THIS HELPS ENSURE THAT OUR GRADUATES WILL BE MARKETABLE TO EMPLOYERS". PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENTS AND CLEARLY LABEL AS THE OPINION OF MANAGEMENT.

We have revised the prospectus to remove or modify such statements.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 11 of 21


MEDICAL OFFICE ADMINISTRATION PROGRAMS

47. PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENT THAT "THERE IS AN ONGOING DEMAND FOR TRAINED MEDICAL OFFICE ADMINISTRATION AND CODERS".

We have revised the prospectus to remove the statement.

48. PLEASE CLEARLY LABEL AS THE OPINION OF MANAGEMENT AND PROVIDE THE REASONABLE BASIS FOR THE STATEMENTS "WE USE HIGHLY SKILLED INSTRUCTORS WITH EXTENSIVE INDUSTRY EXPERIENCE WHO ... ENSURE THAT OUR STUDENTS RECEIVE THE SKILLS AND KNOWLEDGE THAT WILL BE REQUIRED BY EMPLOYERS. THIS HELPS ENSURE THAT OUR GRADUATES WILL BE MARKETABLE TO EMPLOYERS".

We have revised the prospectus to modify the statements accordingly.

RECRUITMENT

49.      WE NOTE THE STATEMENT "WE RECRUIT STUDENTS BY ADMISSIONS
         REPRESENTATIVES AT ON-CAMPUS ADMISSIONS OFFICES". PLEASE DESCRIBE THE CAMPUSES.

We have revised the prospectus to describe the campuses.

COMPETITION

50.      PLEASE DESCRIBE THE COMPANY'S POSITION IN THE INDUSTRY AS REQUIRED BY
         ITEM 101(b)(4) OF REGULATION S-B.

We have revised the prospectus to include statements that we are a small school with 216 students in two campuses and our size puts us at a competitive disadvantage to larger schools that offer more programs and degrees.

TUITION FEES

51. WE NOTE THE STATEMENT THAT "OUR STUDENTS MUST PURCHASE TEXTBOOKS AND SUPPLIES AS PART OF THEIR EDUCATIONAL PROGRAM IN ADDITION TO PAYING A STUDENT ACTIVITY FEE AS WELL". PLEASE EXPLAIN WHETHER THE SCHOOL RECEIVES FEES FROM THE PURCHASE OF TEXTBOOKS AND SUPPLIES. ALSO, DESCRIBE THE STUDENT ACTIVITY FEE.

We have revised the prospectus to explain that our students purchase textbooks and supplies from third party vendors. We do not receive any fees from such purchases. In addition, we have revised the prospectus to explain the activity fee charged to student is received by us to cover the cost of workers compensation insurance costs, lab coats and clinic expenses as well as graduation costs.

INTELLECTUAL PROPERTY

52.      PLEASE DESCRIBE THE "OTHER CONTRACTUAL ARRANGEMENTS".

We have revised the prospectus to remove the "other contractual arrangements" language.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 12 of 21


ADMINISTRATION AND EMPLOYEES

53. PLEASE INCLUDE THE NUMBER OF FULL-TIME EMPLOYEES. PLEASE SEE ITEM 101(b)(12) OF REGULATION S-B.

We have revised the prospectus to include that we employ 12 employees on a full time basis and 61 part time employees.

54. PLEASE DESCRIBE WHETHER THE NUMBER OF EMPLOYEES IN THIS SECTION EXCLUDES FACULTY MEMBERS.

We have revised the prospectus to indicate that the number of employees includes faculty members.

FACULTY

55. WE NOTE YOUR STATEMENT THAT "THERE WERE OVER 6 FULL-TIME FACULTY MEMBERS..." PLEASE INDICATE THE NUMBER OF FULL-TIME FACULTY MEMBERS.

We have revised the prospectus to indicate that we have 7 full time faculty members.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

RESULTS OF OPERATIONS THREE MONTHS ENDED SEPTEMBER 30, 2004 AS COMPARED TO THREE MONTHS ENDED SEPTEMBER 20, 2004 REVENUES

56.      PLEASE INCLUDE AN ANALYSIS THAT EXPLAINS THE DECREASE IN REVENUES.

We have revised the prospectus by updating the interim period to December 31, 2004, and including the requested analysis and explanation of the changes in revenues.

OPERATING EXPENSES:
INSTRUCTIONAL COSTS

57. PLEASE DESCRIBE IN MORE DETAIL THE NON-PERSONNEL RELATED INSTRUCTION COSTS, INCLUDING THE CONSULTING FEE.

We have revised the prospectus to include a more detailed description of non-personnel related instructional costs. Consulting fees included in instructional costs were not material.

SALES AND MARKETING

58. PLEASE DESCRIBE THE EXPENSES ASSOCIATED WITH PURSING OPPORTUNITIES ON A NATIONAL LEVEL.

We have revised the prospectus to remove the statement, as there are no material costs that can be specifically allocated to these activities.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 13 of 21


NET LOSS

59. PLEASE COMPARE THE AMOUNTS OF NET LOSS FOR THE PERIODS. PLEASE DESCRIBE IN DETAIL THE REASONS FOR THE INCREASE IN THE NET LOSS FOR THE PERIOD AND IN RELATION TO APPLICABLE REVENUES AND EXPENSES FOR THE PERIODS.

With respect to Net Loss for a period, we have revised the prospectus to include statements comparing periods as well as reasons for any increase in net losses for a period. Detailed explanations under each caption of the statement of operations has been provided.

YEAR ENDED JUNE 30, 2004 AS COMPARED TO YEAR ENDED JUNE 30, 2003
REVENUES

60. PLEASE INCLUDE THE AMOUNT OF PROGRAM REVENUE (ALSO INCLUDE AS A PERCENTAGE OF REVENUE), EXPLAIN WHAT IT IS IN MORE DETAIL AND ANALYZE THE EFFECT ON REVENUE IN TERMINATING THE PROGRAM REVENUE.

Program Revenue is disclosed in the prospectus in total and as a percentage of total revenue in the table. We have revised the prospectus by expanding and clarifying our explanation of our strategy to replace Program revenues with new curricula, greater marketing and recruiting efforts in traditional programs, and the pursuit of Consortium programs with other schools. An additional explanatory language has been added to respond to the prospectus to address the impact on revenue of terminating Program revenue.

OPERATING EXPENSES:
INSTRUCTIONAL COST

61. WE NOTE THE STATEMENT "[T]HE DECLINE IN TUITION AND FEE INCOME EARNED WAS MORE THAN OFFSET BY AN INCREASE IN PROGRAM REVENUE". PLEASE INCLUDE AN ANALYSIS OR REFER TO THE ANALYSIS THAT DISCUSSES THE LOSS OF PROGRAM REVENUE.

We have revised the prospectus to clarify the explanation of our instructional costs.

SALES AND MARKETING

62. PLEASE DESCRIBE WHETHER THE COMPANY WILL CONTINUE THE SAME EFFORTS IN THE NEAR TERM.

We have revised the prospectus to include a statement that this trend is expected to continue.

63. PLEASE DESCRIBE THE EXPENSES ASSOCIATED WITH PURSING OPPORTUNITIES ON A NATIONAL LEVEL.

We have revised the prospectus by modifying this sentence to describe opportunities on the East Coast. Currently we are conducting confidential negotiations for potential arrangements with a public university in New York.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 14 of 21


GENERAL AND ADMINISTRATIVE

64.      PLEASE INCLUDE AND ANALYZE THE LEASING COSTS FOR THE PERIODS.

We have included in the prospectus the amount of rent expense for each year and the anticipated increase in rent expense associated with the San Francisco campus.

65. PLEASE DESCRIBE IN THE PROSPECTUS AND IN DETAIL THE ACQUISITION OF MW ASIA, INC. THIS COULD BE FURTHER EXPLAINED AT THE BEGINNING OF THE DESCRIPTION F BUSINESS SECTION. PLEASE DISCLOSE THE PRINCIPAL TERM OF THE MERGER, NAME THE PARTIES NEGOTIATING THE MERGER, NAME ANY THIRD PARTIES THAT WERE INVOLVED IN THE MERGER AND THE COMPENSATION PAID TO THEM, AND DISCLOSE THE EFFECTS OF THE MERGER ON THE MANAGEMENT AND CONTROL PERSONS OF SONOMA COLLEGE ACQUISITION, INC. AND MW ASIA, INC. DISCLOSE ANY RELATIONSHIP BETWEEN SONOMA COLLEGE ACQUISITION, ITS OFFICES, DIRECTORS AND AFFILIATES AND MW ASIA PRIOR TO THE MERGER. ALSO, DISCLOSE WHETHER FINDERS' FEES OR CONSULTING AGREEMENTS WERE PROVIDED AS PART OF THE MERGER. PLEASE FILE ALL AGREEMENTS RELATING TO THE MERGER AS EXHIBITS.

         ALSO DESCRIBE THE BUSINESS OF MW ASIA, INC. IN THE BUSINESS SECTION.

We have revised the prospectus to include the following statements:

"On April 22, 2004, Sonoma entered into a Stock Purchase Agreement with the majority stockholder of MW Asia, Inc. and acquired 4,250,000 of the 5,000,000 shares outstanding of MW Asia for $15,000 with the intent of management at that time to consummate a reverse merger. MW Asia, Inc. was formed pursuant to order of the US Bankruptcy Court and had not conducted any business of any nature. Subsequently, management's plans to consummate a reverse merger with MW Asia, Inc. were abandoned. On September 21, 2004, Sonoma College Acquisition, Inc., a newly formed wholly owned subsidiary of Sonoma, and MW Asia, Inc., a Nevada Corporation, entered into an Agreement and Plan of Merger pursuant to which Sonoma issued 750,000 (reduced by 1,726 in fractional shares) shares of its common stock in exchange for the remaining 750,000 shares of MW Asia common shares held by 56 shareholders. Sonoma then merged MW Asia, Inc. into Sonoma College Acquisition, Inc.

In connection with the proposed MW Asia transaction, on February 9, 2004, in contemplation of the MW Asia transaction, Sonoma entered into an 18 month financial consulting services agreement with a group, for which it agreed to issue 2,744,500 of its common shares, valued in the agreement at $60,000. This amount is being amortized as consulting expense ratably over the period of the agreement in the accompanying financial statements for the year ended June 30, 2004. In the year ended June 30, 2004 and for the six months ended December 31, 2004, $15,567 and $20,000 respectively, has been recorded as amortization of deferred consulting fees. The group was responsible for introducing the MW Asia transaction and will consult with management on acquisitions, financing and strategic planning."

66. PLEASE REVISE TO INDICATE THE ANTICIPATED INCREASE IN OCCUPANCY COSTS IN 2005 WITH THE FULL YEAR OF EXPANDED FACILITIES IN SAN FRANCISCO.

We have included in the prospectus the amount of rent expense for each year and the anticipated increase in rent expense associated with the San Francisco campus.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 15 of 21


NET LOSS

67. PLEASE COMPARE THE AMOUNTS OF NET LOSS FOR THE PERIODS. PLEASE DESCRIBE IN DETAIL THE REASONS FOR THE INCREASE IN THE NET LOSS FOR THE PERIOD AND IN RELATION TO APPLICABLE REVENUES AND EXPENSES FOR THE PERIOD.

We revised the prospectus to include a comparison of net loss for the period to net income, and the appropriate explanations. The explanation references the table included in the MD & A.

LIQUIDITY AND CAPITAL RESOURCES AS OF JUNE 30, 2004

68. PLEASE EXPLAIN IN MORE DETAIL THE EFFECT UPON LIQUIDITY IN TERMINATING THE PROGRAM REVENUE.

A more detailed explanation has been included in the revised prospectus.

69. WE NOTE THE REFERENCES TO NOTES IN THE FINANCIAL STATEMENTS. PLEASE DO NOT REFER TO SUCH NOTES BUT RATHER PROVIDE SUCH EXPLANATIONS IN THE BODY OF THE PROSPECTUS.

We have revised the prospectus to incorporate the text in the footnote.

70. PLEASE DISCUSS WHETHER THE COMPANY WILL HAVE TO RAISE CAPITAL IN THE NEXT 12 MONTHS OR DESCRIBE OTHER SOURCES IN WHICH THE COMPANY EXPECTS TO RELY UPON TO MEET ITS CASH REQUIREMENTS.

We have revised the prospectus to include the requested information.

71. REVISE TO CLARIFY THE DURATION OF YOUR PRIVATE PLACEMENT THAT WAS CONDUCTED BEGINNING IN APRIL 2004.

We have revised the prospectus to include a statement that acceptance of new subscriptions for the Private Placement was terminated on October 31, 2004.

72. EXPAND THE LIQUIDITY SECTION TO DISCUSS MATERIAL CASH FLOWS FROM OPERATING, INVESTING AND FINANCING ACTIVITIES USING INFORMATION FROM THE STATEMENT OF CASH FLOWS FOR ALL PERIODS.

We have expanded the discussion in the prospectus to specifically mention amounts included in the statement of cash flows from investing, financing and operating activities.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 16 of 21


OTHER

73. PLEASE REVISE TO INCLUDE A CRITICAL ACCOUNTING POLICIES SECTION TO ADDRESS THE EXISTENCE OF HIGHLY MATERIAL ESTIMATES OR ASSUMPTIONS AND HOW THESE MATTERS MAY AFFECT THE FINANCIAL STATEMENTS. PLEASE REFER TO THE COMMISSIONS' GUIDANCE CONCERNING CRITICAL ACCOUNTING ESTIMATES AND REVISE MANAGEMENT'S DISCUSSION AND ANALYSIS TO COMPLY WITH THE REQUIRED DISCLOSURES AS NECESSARY. THE GUIDANCE IS AVAILABLE ON THE SEC WEBSITE AT www.sec.gov/rules/interp/33-8350.htm.

We have revised the prospectus to add a section addressing critical accounting estimates in our MD & A.

REPORTS TO SECURITIES HOLDERS

74. WE NOTE THAT YOU WILL FILE REPORTS TO SECTION 15(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934. PLEASE REVISE YOUR DISCLOSURE REGARDING THE FILING OF PROXY AND INFORMATION STATEMENTS AS APPROPRIATE.

We have revised the prospectus to include the following language:

"We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the issuance of shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file quarterly and annual reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the internet (http://www.sec.gov)."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

75. IN REGARD TO THE ASSIGNMENT OF RIGHTS AND EXCLUSIVE LICENSE AND ASSUMPTION OF OBLIGATIONS AND SALE OF CERTAIN ASSETS, PLEASE DESCRIBE THE TRANSACTION IN MORE DETAIL AND DISCLOSE THE AMOUNT OF JOHN STALCUP'S INTEREST IN THE TRANSACTION. SEE ITEM 404(A) OF REGULATION S-B. PLEASE DISCUSS THE PRINCIPAL TERMS OF THE AGREEMENT IN THE DESCRIPTION OF BUSINESS SECTION.

We have revised the prospectus to include the requested additional statements.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 17 of 21


76. PLEASE NOTE THE INFORMATION REGARDING JOHN STALCUP'S EMPLOYMENT AGREEMENT REPEATS INFORMATION IN THE EXECUTIVE COMPENSATION SECTION. PLEASE REMOVE THE REPETITIVE INFORMATION FROM THE CERTAIN RELATIONSHIP AND RELATED TRANSACTION SECTION.

We have removed the repetitive information from the Certain Relationship and Related Transaction section in the prospectus.

77. IN REGARD TO THE AGREEMENT ENTERED INTO WITH HIGHER EDUCATION SERVICES, INC., PLEASE DESCRIBE THE TRANSACTIONS IN MORE DETAIL AND GIVE THE NAME OF THE PERSON, THE RELATIONSHIP TO THE COMPANY, NATURE OF THE PERSON'S INTEREST IN THE TRANSACTION AND THE AMOUNT OF SUCH INTEREST. PLEASE SEE
         ITEM 404(a) OF REGULATION S-B. PLEASE FILE THE AGREEMENT AS EXHIBITS.

We have revised the prospectus to include the statements requested. We have included the agreement as an exhibit to the prospectus.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

78.      PLEASE DISCLOSE THE INFORMATION REQUIRED BY ITEM 201(a)(2) OF
         REGULATION S-B.

We have revised the prospectus to include the statements requested.

EXECUTIVE COMPENSATION

79. WE NOTE THE DISCLOSURE REGARDING THE TRANSACTIONS WITH TECHNOLOGY EXCHANGE, INC., A COMPANY OWNED BY THE CHIEF OPERATING OFFICER. PLEASE DESCRIBE THESE TRANSACTIONS UNDER THE CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION AS PURSUANT TO ITEM 404(a) OF REGULATION S-B.

We have revised the prospectus to include a statement within the Related Transaction section with respect to Technology Exchange, Inc., a company owned by Joseph Keats, our Chief Operating Officer.

DETERMINATION OF OFFERING PRICE

80.      PLEASE INCLUDE THE INFORMATION REQUIRED BY ITEM 505 OF REGULATION S-B.

We have revised the prospectus to include the statements requested.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 18 of 21


FINANCIAL STATEMENTS

FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2003
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

81. PLEASE EXPAND THE DISCUSSION OF REVENUE RECOGNITION POLICIES TO DISCLOSE THE TREATMENT OF REVENUE EARNED UNDER THE COMPANY'S CONSORTIUM AGREEMENTS, INCLUDING WHETHER REVENUE UNDER THE AGREEMENTS IS REPORTED GROSS OR NET OF AMOUNTS PAID TO OR RETAINED BY OTHER COMPANIES. REFER TO EITF 99-19. CLARIFY THE TREATMENT FOR CLASSES HELD ON BOTH THE COMPANY'S CAMPUS AND THE CAMPUSES OF OTHER COMPANIES.

We have revised the prospectus to add statements with respect to the consortium revenue accounting policy in accordance with EITF 99-19.

82.      PLEASE REVISE TO CLARIFY THE PHRASE, "ALLIED HEALTH FILLED".

We have revised the prospectus to remove "filled" and insert "field". The Allied Health Program is fully defined under Our Business, with the captioned name.

NOTE 7 - STOCKHOLDERS' EQUITY: PURCHASE OF MW ASIA, INC.

83. WITH REGARDS TO THE ACQUISITION OF MW ASIA, INC., PLEASE REVISE TO PROVIDE FINANCIAL STATEMENTS AND OTHER INFORMATION PRESCRIBED BY ITEMS 301(c) AND (d) OF REGULATION S-B OR EXPLAIN TO US WHY SUCH INFORMATION IS NOT REQUIRED.

The Company had originally anticipated a reverse merger transaction. However these plans were abandoned and the shareholders of the MW Asia subsidiary exchanged their shares for shares of the parent, Sonoma College. The footnote in the prospectus has been expanded to state that since no business combination occurred, the disclosures that would otherwise be required have not been presented.

84. EXPLAIN TO US SUPPLEMENTALLY THE ACCOUNTING TREATMENT FOR THE PURCHASE OF MW ASIA AND REFER TO SPECIFIC ACCOUNTING GUIDANCE THAT SUPPORTS SUCH TREATMENT. EXPLAIN THE TREATMENT OF THE OPERATIONS OF THE SUBSIDIARY IN THE FINANCIAL STATEMENTS, INCLUDING ANY MINORITY INTEREST. ALSO, NOTE 7 STATES THE COMPANY ACQUIRED 4,250,000 OF MW ASIA STOCK FOR $15,000. HOWEVER, WE DO NOT SEE THIS TRANSACTION REPORTED ON THE STATEMENT OF CASH FLOWS. REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 58 OF SFAS 141. THE IMPACT OF THE ACQUISITION SHOULD ALSO BE DISCUSSED IN MANAGEMENT'S DISCUSSION AND ANALYSIS AND ELSEWHERE IN THE REGISTRATION STATEMENT AS APPROPRIATE.

Reference is made to the preceding response to Staff comment 83. MW Asia was a corporation formed by the Bankruptcy Court from the estate of MW Medical, Inc., in settlement of an obligation to an employee, Grace Sims. MW Asia was formed with no assets or liabilities and never conducted any business of any kind, other than the transaction with the Sonoma corporation. The Court designated Sims as a 95% shareholder, and 5% was distributed among other persons by the Bankruptcy Court. We treated the $15,000 payment as financing cost, which has been included as a general and administrative expenses in the results of operations for the year ended June 30, 2004.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 19 of 21


85. PLEASE CONSIDER FILING A COPY OF THE STOCK PURCHASE AGREEMENT AND THE AGREEMENT AND PLAN OF MERGER WITH MW ASIA AS AN EXHIBIT TO THE AMENDMENT OF THIS FILING.

We have included the Stock Purchase Agreement and the Agreement and Plan of Merger with MW Asia as an exhibit to the amendment of the prospectus.

FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

86. PLEASE REVISE THE FINANCIAL STATEMENTS AND FOOTNOTES AS NECESSARY TO ADDRESS OUR APPLICABLE COMMENTS ABOVE.

As noted, we have made the appropriate revisions in the prospectus in response to the foregoing comments.

GENERAL COMMENTS

87. YOUR ATTENTION IS DIRECTED TO ITEM 310(g) OF REGULATION S-B AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

We have included updated unaudited interim financial statements for the three and six month periods ended December 31, 2004 and 2003, as required by Item 310(g) of Regulation S-B in the revised prospectus.

88. YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

We have included in the revised prospectus a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement

PART II
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

89.      PLEASE INCLUDE THE AMOUNTS.

We have revised the prospectus to include the amounts.

RECENT SALES OF UNREGISTERED SECURITIES

90. FOR EACH OF THE TRANSACTIONS PLEASE IDENTIFY THE PERSONS OR CLASS OF PERSONS TO WHOM THE COMPANY SOLD THE SECURITIES. ALSO, PLEASE DISCLOSE THE SPECIFIC SECTION OF THE SECURITIES ACT OR RULE OF THE COMMISSION UNDER WHICH THE COMPANY CLAIMED EXEMPTION FROM REGISTRATION AND FACTS RELIED UPON TO MAKE THE EXEMPTION AVAILABLE. SEE ITEM 701 OF REGULATION S-B.

We have revised the prospectus to include the statements requested.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 20 of 21


91. WE NOTE THE STATEMENT THAT "CERTAIN OF ITS [MW ASIA, INC.] SECURITIES WERE PUBLICLY TRADED". PLEASE EXPLAIN THIS DISCLOSURE IN THE BUSINESS SECTION.

We have revised the prospectus to include the statements requested.

92. WE NOTE THAT YOUR DISCLOSURE IN THE LIQUIDITY SECTION INDICATES THAT THE COMMON STOCK ISSUED FROM APRIL 12, 2004 THROUGH AUGUST 5, 2004 WAS ISSUED FOR $785,000. PLEASE REVISE AS APPROPRIATE.

We have revised the prospectus to include the statements requested.

93. WE NOTE THAT ON DECEMBER 15, 2004 THE COMPANY AGREED TO ISSUE 156,250 SHARES TO A CONSULTANT IN EXCHANGE FOR FINANCIAL AND ACCOUNTING SERVICES. REVISE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEM 701 OF REGULATION S-B REGARDING THIS TRANSACTION.

We have revised the prospectus to include the statements requested.

UNDERTAKINGS

94.      PLEASE INCLUDE THE UNDERTAKINGS REQUIRED UNDER ITEM 512 OF REGULATION
         S-B.

We have revised the prospectus to include the statements requested.

EXHIBITS

LEGALITY OPINION

95. REVISE YOUR LEGALITY OPINION TO INDICATE THAT OPINION OPINES UPON CALIFORNIA LAW INCLUDING THE CALIFORNIA CONSTITUTION, ALL APPLICABLE PROVISIONS OF THE STATUTORY PROVISIONS, AND REPORTED JUDICIAL DECISIONS INTERPRETING THOSE LAWS.

We have revised the legality opinion filed with the revised prospectus accordingly.

96. WE NOTE THE STATEMENT THAT COUNSEL IS LICENSED TO PRACTICE LAW IN NEW YORK AND THE STATEMENT THAT COUNSEL IS NOT LICENSED IN ANY OTHER STATE. PLEASE NOTE THAT COUNSEL MAY NOT QUALIFY THE OPINION AS TO JURISDICTION.

We have revised the legality opinion filed with the revised prospectus accordingly.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
March 24, 2005
Page 21 of 21


         We would very much appreciate your prompt review of Amendment No. 2 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.


                                              With kind regards,







cc:  Mr. Charles D. Newman, President
     Sonoma College, Inc.
     1304 South Point Blvd.
     Suite 280
     Petaluma, CA 94954